Exhibit 99.76

June 8, 2017

Lithium Americas Appoints Two Independent Directors

Vancouver, Canada: Lithium Americas Corp. (“Lithium Americas” or the “Company”) (TSX: LAC) (OTCQX: LACDF) is pleased to announce the appointment of Wang Xiaoshen and Jonathan Evans as independent directors.

“We are very pleased to welcome Xiaoshen and Jon to Lithium Americas, and believe that they will add considerable value as the Company transitions into a producing specialty chemical company with a global mandate. Xiaoshen and Jon bring a wealth of knowledge and lithium industry experience,” commented George Ireland, Chairman of the Board of Lithium Americas.

Mr. Wang was appointed to the Board of Lithium Americas as the nominee of Jiangxi Ganfeng Lithium Co. Ltd. (“Ganfeng Lithium”), which has a board nomination right pursuant the strategic financing with the Company that closed yesterday.

Mr. Wang is currently Vice Chairman and Executive Vice President of Ganfeng Lithium. Mr. Wang has a strong understanding of the lithium industry and market through his experience in sales and marketing of lithium products in China and around the world. Mr. Wang graduated from the North China University of Technology in Beijing in 1990 and holds executive MBA from the China Europe International Business School in 2002.

Mr. Evans has more than 20 years of operations and general management experience across businesses of various sizes and industry applications. Previously, he served as Vice President and GM for the Lithium Division at FMC Corporation. Mr. Evans is currently the Chief Operating Officer of DiversiTech Corporation, a US$350 million revenue portfolio company of the private equity group, Permira. Mr. Evans has also held executive management roles at Arysta LifeScience, AMRI Corporation and General Electric. He holds a bachelor of science degree in mechanical engineering from Clarkson University and an MBA from Rensselaer Polytechnic Institute.

Coincident with the addition of the two new directors, Lenard Boggio and Nicole Adshead-Bell have voluntarily stepped down as directors of the Company. Mr. Ireland further commented: “On behalf of the Board of Lithium Americas, we wish to thank Len and Nikki for their very significant contributions to the Company over the past year.”

Ganfeng Investment in Lithium Americas

As further described in the press release dated June 7, 2017, Lithium Americas and Ganfeng Lithium have completed the closing of the Investment Agreement between the parties, which included the issue and sale of 63,750,000 common shares at a price of C$0.85 per common share for gross proceeds of approximately C$54 million (US$40 million). When combined with the 11,250,000 common shares issued at the same price on January 27, 2017 pursuant to an initial equity instalment under the Investment Agreement, Ganfeng Lithium now holds 75,000,000 common shares of the Company representing approximately 19.7% of the issued and outstanding common shares of the Company and an aggregate of approximately C$64 million (US$47 million) subscription amount.

Ganfeng Lithium entered into the Investment Agreement for the purpose of providing funds to the Company for the further development of the Cauchari-Olaroz lithium project and for general corporate and working capital purposes. Ganfeng Lithium will hold the common shares in the Company for investment purposes and may acquire or dispose of common shares of the Company in the future depending on circumstances and conditions at such time. The board nomination right of Ganfeng Lithium arises pursuant to an Investor Rights Agreement between the parties executed as part of the Investment Agreement closing.

An early warning report will be filed by Ganfeng Lithium in respect of the transaction set out in this press release. A copy of the early warning report will be available on the Company’s profile at www.sedar.com or by contacting David Shen at 86-021-61681925.

About Lithium Americas

Lithium Americas, together with SQM, is developing the Cauchari-Olaroz lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar. In addition, Lithium Americas owns 100% of the Lithium Nevada project (formerly Kings Valley project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com